

Canada Life

Corporate Secretarial & Compliance

The Canada Life Assurance Company
330 University Avenue
Toronto, Ontario M5G 1R8
Tel: (416) 597-1440 Ext. 5864
Fax: (416) 204-2416

03 JUN -2 7:21

82-5026

Date: May 1/03

To: Securities and Exchange Commission

Fax: (202)942-9624

From: Marie C. Palombi
Assistant Corporate Secretary

Subject: Dividend Declaration

SUPPL

Pages: 2 (including cover)

FACSIMILE

MESSAGE:

please see attached



03022225

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

The information in this facsimile is private and is intended for the named recipients only. It may contain privileged and confidenital information. If you have received it in error, please notify us immediately by a collect telephone call to (416) 597-1440 Ext. 5251 and return the original to the sender by mail. We will reimburse you for postage. Do not disclose the contents to anyone and do not make copies. Thank you.



VIA FAX (202) 942-9624

May 1, 2003

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC
20549

ATTENTION: Division of Corporate Finance
Office of International Corporate Finance

Dear Sirs:

Re: Canada Life Financial Corporation – Declaration of Quarterly Dividend (File #82-5026)

Please be advised that Canada Life Financial Corporation has declared a quarterly dividend on common shares at its' Board of Directors meeting today. Here are the particulars:

- Declaration date - May 1, 2003;
- Record date - June 16, 2003
- Payment date - July 15, 2003;
- Per share amount of dividend payable - $0.20 to holders of common shares.

Sincerely,

Marie Palombi

Marie Palombi
Assistant Corporate Secretary
Corporate Secretarial & Compliance Dept.

/mp



Official Insurer of the Canadian Olympic Team

S:\Lgcpdata\Securities\Dividends\Letters to Regulators\SEC

The Canada Life Assurance Company
330 University Avenue
Toronto, Ontario, Canada M5G 1R8